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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,       July                                     2006
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Commission File Number  001-14620
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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                       Form 40-F  X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No  X
             ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press release, dated July 19, 2006.



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                                                                      DOCUMENT 1



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[CRYSTALLEX GRAPHIC OMITTED]


For Immediate Release                                              July 19, 2006
                                                                     RM: 12 - 06



         Crystallex Receives US$6.04 million from Early Warrant Exercise



TORONTO, ONTARIO, July 19, 2006 - Crystallex International Corporation (the "Company") (TSX: KRY) (AMEX: KRY) announced today that it has received US$6.04 million from the early exercise of warrants. The proceeds will be used for general working capital purposes.

On June 29, 2006 Crystallex announced that it had agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the "Warrants") held by an arm's-length holder in the United States. Each Warrant entitled the holder to acquire one common share in the capital of Crystallex at an exercise price of US$2.75 per share until September 15, 2006. The amendment to the Warrants was subject to receipt of all necessary regulatory and stock exchange approvals.

Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company has issued approximately 0.398 new common share purchase warrants (the "New Warrants") in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008. The exercise price of the New Warrants represents approximately a 45% premium to the closing price of the common shares of the Corporation on the American Stock Exchange on June 28, 2006.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                        ----------------------------------------
                                                     (Registrant)

Date:   July 19, 2006                   By: /S/ DAN HAMILTON
        -------------------------           ------------------------------------
                                            Name:  Dan Hamilton
                                            Title: Chief Financial Officer